Exhibit 12.1

STANLEY BLACK & DECKER, INC.

COMPUTATION OF ACTUAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED

CHARGES

For the three months ended March 31, 2012 and the fiscal year ended December 31, 2011

(Millions of Dollars)

	2012	2011
Earnings from continuing operations before income taxes and non-controlling interest	$157.7	$779.8
Add:
Interest expense	33.8	140.3
Portion of rents representative of interest factor	4.1	16.2
Distributed income of equity investees	—	2.8

Earnings as adjusted	$195.6	$939.1
Fixed charges:
Interest expense	$33.8	$140.3
Portion of rents representative of interest factor	4.1	16.2

Fixed charges	$37.9	$156.5

Ratio of Earnings to Fixed Charges	5.2	6.0

	2012	2011
Pro Forma Ratios of Earnings to Fixed Charges (1)
Earnings as adjusted, per above	$195.6	$939.1
Fixed charges, per above	37.9	156.5
Adjustments:
Net increase in interest expense from refinancing	10.6	42.5

Total pro forma fixed charges	$48.5	$199.0

Pro Forma Ratio of Earnings to Fixed Charges	4.0	4.7

(1)	The ratios of earnings to fixed charges for the three months ended March 31, 2012 and the fiscal year ended December 31, 2011 have been adjusted on a pro forma basis to give effect to the issuance of $750.0 million of 5.75% junior subordinated debentures due 2052 and the use of $197.0 million of the proceeds to repay short-term borrowings, as if such events occurred on January 1, 2012 and January 2, 2011, respectively.